UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)

CIRRUS LOGIC, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

172755100

(CUSIP NUMBER)

Mark Teo

Teren Handelman

Alpha Industries, Inc.

P.O. Box 808

Lyndhurst, New Jersey 07071

(201) 933-6000 x23

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

02/07/2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13D-1(f) or 240.; 13d-1(g), check the following box.  ☐

CUSIP No. 172755100	Page 2 of 8 Pages

1.	Name of Reporting Person and I.R.S. Identification Nos. of above persons (entities only) Mark Teo
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) (PF) (OO) (WC)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person	7. Sole Voting Power 4,330,595
8. Shared Voting Power 0
9. Sole Dispositive Power 4,330,595
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,330,595
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.0%
14.	Type of Reporting Person (See Instruction) IN

CUSIP No. 172755100	Page 3 of 8 Pages

1.	Name of Reporting Person and I.R.S. Identification Nos. of above persons (entities only) Teren Handelman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) (PF) (OO) (WC)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☒
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person	7. Sole Voting Power 840,700
8. Shared Voting Power 0
9. Sole Dispositive Power 840,700
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 840,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instruction) IN

CUSIP No. 172755100	Page 4 of 8 Pages

Item 1.	Security and Issuer

No Par Value Common Stock Cirrus Logic, Inc.

Cirrus Logic, Inc.

4210 S. Industrial Drive

Austin, TX 78744

This Amendment No. 15 amends and supplements the Schedule 13D filed on August 27, 1997, as amended, related to the shares of Common Stock, par value $001 of Cirrus Logic, Inc., a Delaware corporation (“Issuer”). The address of the principal executive office of the Issuer is 4210 S. Industrial Drive, Austin, TX 78744.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby jointly file this amended statement on Schedule 13D (“Statement”). The foregoing persons may be hereinafter referred to collectively as the “Reporting Persons”. The Reporting Persons are making this single, joint filing to comply with the reporting requirements with respect to Common Stock of the Issuer that each beneficially owns.

Item 2.	Identity and Background

I.	MARK TEO

(a)	Mark Teo

(b)	Residence: Sigma Extruding Corp., Page & Schuyler Avenues, Lyndhurst, New Jersey 07071.

(c)	Mr. Teo is engaged in the manufacture and distribution of plastics and plastic products. Mark holds the following office in the following corporation:

President

Sigma Extruding Corp.

Page & Schuyler Avenues

Lyndhurst, New Jersey 07071

(d)	During the last five (5) years, Mark Teo has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, Mark Teo has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mark Teo is a United States citizen.

CUSIP No. 172755100	Page 5 of 8 Pages

II.	TEREN HANDELMAN

(a)	Teren Handelman

(b)	Residence: Theta Holding, 150 Clove Road, Little Falls, New Jersey 07424.

(c)	Teren Handelman is an accountant at Theta Holding, 150 Clove Road, Little Falls, New Jersey 07424.

(d)	During the last five (5) years, Teren Handelman has not been convicted in a criminal proceeding.

(e)	During the last five (5) years, Teren Handelman has been a party to a Securities and Exchange Commission (“SEC”) proceeding. The SEC filed a complaint on April 22, 2004 charging Teren Handelman with engaging in insider trading in the securities of Musicland Stores Corporation before Musicland’s December 7, 2000 announcement that it would be acquired by another company by tender offer. A final judgment was entered on June 19, 2007 against Teren Handelman, enjoining her from further violations of Sections 10(b), 13(d), 14(e) and 16(a) of the Securities Exchange Act of 1934 and Rules 12b-20, 13d-1, 13d-2, 14e-3 and 16a-3 thereunder. The judgment ordered Teren Handelman to disgorge $4,287 plus $1,870.71 in prejudgment interest for a total of $6,157.71, and to pay a $114,287 civil penalty. Teren Handelman consented to the entry of the judgment without admitting or denying the allegations in the SEC’s complaint. The Litigation Release can be found at SEC v. Alfred S. Teo, Sr., et al., Civil Action No. CV 04-1815-SDW-MCA (D.N.J.)

Item 3.	Source and Amount of Funds or Other Consideration

There have been no purchases made since the most recent filing of Schedule 13D on September 17, 2004.

Item 4.	Purpose of Transaction

The acquisition of the securities of the issuer was made for the purpose of investment.

(a)	The reporting persons may acquire additional securities of the issuer or dispose of securities of the issuer from time to time;

(b)	The reporting persons have no plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	The reporting persons have no plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	The reporting persons have no plans or proposals which relate to or would result in any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

CUSIP No. 172755100	Page 6 of 8 Pages

(e)	The reporting persons have no plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer;

(f)	The reporting persons have no plans or proposals which relate to or would result in any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	The reporting persons have no plans or proposals which relate to or would result in any changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	The reporting persons have no plans or proposals which relate to or would result in causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i)	The reporting persons have no plans or proposals which relate to or would result in a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(8)(4) of the Act; or

(j)	The reporting persons have no plans or proposals which relate to or would result in any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)	As of the close of business on Wednesday, January 30, 2008, the aggregate number and percentage of the class of securities identified pursuant to Item I beneficially owned by each person named in Item 2 is as follows:

Name	Number of Shares	Percentage of Class
Mark Teo	4,330,595	5.0%

Teren Handelman	840,700	0.9%

Total	5,171,295	5.9%

(b)	1. Mark Teo has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held in the name of Alfred Teo, Annie Teo, Lambda Financial Service Corp and Great Eastern Acquisition Corp.

CUSIP No. 172755100	Page 7 of 8 Pages

2. Teren Handelman has sole power to vote or direct the vote, dispose of or direct the disposition of the shares of the issuer held in the name of MAAA Trust.

(c)	No transactions in the class of securities reported have been effected during the past sixty days or since the most recent filing of Schedule 13D by the persons named in the response to paragraph (a).

(d)	Where an interest relates to more than five (5%) percent of the class, persons having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities are the same persons identified in paragraph (b) above.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There is a power of attorney authorizing Mark Teo as agent and attorney in fact to buy, sell and trade in stocks, bonds, options and other securities for the accounts of Alfred Teo, Annie Teo, Great Eastern Acquisition Corp., and Lambda Financial Service Corp.

Item 7.	Material to be Filed as Exhibits.

The following shall be filed as an exhibit: the power of attorney authorizing Mark Teo as agent and attorney in fact to buy, sell and trade in stocks, bonds, options, and any other securities for the accounts of Alfred Teo, Annie Teo, Great Eastern Acquisition Corp., and Lambda Financial Service Corp.

CUSIP No. 172755100	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2008

By:	/s/ Mark Teo
Mark Teo, Individually

By:	/s/ Teren Handelman
Teren Handelman, Individually